Exhibit 4.16

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of February 27, 2025, AAON, Inc., a Nevada corporation, (“AAON”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Common Stock.

Description of Common Stock

The following description of our Common Stock is a summary based on and qualified by our Amended and Restated Articles of Incorporation of AAON, Inc. (as further amended to date, the “Articles of Incorporation”) and our Bylaws (as amended to date, the “Bylaws”).

Authorized Capital Shares

Our authorized capital shares consist of 200,000,000 shares of common stock1, $0.004 par value per share (“Common Stock”), and 5,000,000 shares of series preferred stock, $0.001 par value per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Listing

The Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “AAON.”

1 An amendment to the Company's Articles of Incorporation to increase its total authorized common shares from 100,000,000 to 200,000,000 was approved by our stockholders on May 21, 2024 at the Company's Annual Meeting. On July 9, 2024, a Certificate of Amendment was filed with the Nevada Secretary of State to effectuate the increase in authorized shares.